MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company")

Suite 501, 543 Granville Street

Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

May 27, 2022

Item 3  News Release

News release dated May 27, 2022 was disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change

The Company announced that it has entered into a new equity distribution agreement with a syndicate of agents to establish a new at-the-market equity program. The new equity distribution agreement will allow the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of common shares of the Company. The net proceeds of any such sales under the new at-the-market equity program will be used to finance the future purchase of streams and royalties by the Company and for general working capital purposes.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that it has entered into a new equity distribution agreement (the "Distribution Agreement") with a syndicate of agents (collectively, the "Agents") including BMO Nesbitt Burns Inc, PI Financial Corp., and Scotia Capital Inc., as the Canadian agents, and BMO Capital Markets Corp. and Scotia Capital (USA) Inc., as the United States agents, for a new at-the-market equity program (the "2022 ATM Program").

The Distribution Agreement will allow the Company to distribute up to US$50 million (or the equivalent in Canadian dollars) of common shares of the Company (the "Offered Shares") under the 2022 ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The Offered Shares sold under the 2022 ATM Program, if any, will be sold at the prevailing market price at the time of sale.

The net proceeds of any such sales under the 2022 ATM Program will be used to finance the future purchase of streams and royalties by the Company and for general working capital purposes.

Under the Distribution Agreement, sales of Offered Shares will be made by the Agents through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions on the TSX Venture Exchange, NYSE American LLC or any other trading market for the Offered Shares in Canada or the United States. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the 2022 ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) June 12, 2024.

The 2022 ATM Program is being made pursuant to a prospectus supplement to the Company's short form base shelf prospectus dated May 12, 2022 and U.S. registration statement on Form F-10 filed May 10, 2022, as amended on May 12, 2022. The prospectus supplement relating to the 2022 ATM Program has been filed with the securities commissions in each of the provinces of Canada and with the United States Securities and Exchange Commission.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

June 1, 2022